                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

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                                     SCHEDULE 13G
                                    (RULE 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                                 PURSUANT TO 13d-2(b)

                             (AMENDMENT NO. ________)(1)



                           IWL COMMUNICATIONS, INCORPORATED
                                   (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE PER SHARE
                            (Title of Class of Securities)


                                     450920 10 3
                                    (CUSIP Number)

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Byron M. Allen
         S.S.####-##-####
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                        (b) /X/
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    3    SEC USE ONLY

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    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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          NUMBER OF           5    SOLE VOTING POWER                218,100
           SHARES           ---------------------------------------------------
         BENEFICIALLY         6    SHARED VOTING POWER                4,100
           OWNED BY         ---------------------------------------------------
            EACH              7    SOLE DISPOSITIVE POWER           218,100
          REPORTING         ---------------------------------------------------
         PERSON WITH          8    SHARED DISPOSITIVE POWER           4,100
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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        222,200
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   10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /
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   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.9%
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   12   TYPE OF REPORTING PERSON

        IN
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ITEM  1(a).    NAME OF ISSUER:

               IWL Communications, Incorporated

ITEM  1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               12000 Aerospace Avenue, Suite 200, Houston, Texas  77034

ITEM  2(a).    NAME OF PERSON FILING:

               Byron M. Allen

ITEM  2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               12000 Aerospace Avenue, Suite 200, Houston, Texas  77034

ITEM  2(c).    CITIZENSHIP:

               United States

ITEM  2(d).    TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value

ITEM  2(e).    CUSIP NUMBER:

               450920 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable

ITEM  4.       OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount beneficially owned:
                222,200

     (b)  Percent of class:
                5.9%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:  218,100

          (ii)  Shared power to vote or to direct the vote:  4,100

          (iii) Sole power to dispose or to direct the disposition of:
                218,100

          (iv)  Shared power to dispose or to direct the disposition of:  4,100

ITEM  5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Two of Mr. Allen's daughters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,100 shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable

ITEM  8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not Applicable

ITEM  9.  NOTICE OF DISSOLUTION OF GROUP.
          Not Applicable

ITEM 10.  CERTIFICATION.
          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Byron M. Allen
                                               ------------------------------
                                               Byron M. Allen

Date:  February 11, 1998